Leon E. Salkin

Associate

+1.215.963.5620

leon.salkin@morganlewis.com

December 13, 2018

FILED AS EDGAR CORRESPONDENCE

David Orlic, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Gallery Trust 485(a) Filing (File Nos. 333-206713 and 811-23091)

Dear Mr. Orlic:

On behalf of our client, Gallery Trust (the “Trust”), this letter responds to the comments provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 11, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 14, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Mondrian U.S. Small Cap Equity Fund, Mondrian Global Listed Infrastructure Fund and Rothko Emerging Markets Equity Fund (the “Funds”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Mondrian Investment Partners Limited (the “Adviser”), the investment adviser of the Funds, for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectuses

1.	Comment. Please confirm that an ETF will only be counted toward satisfying a Fund’s 80% investment policy if the ETF has a policy to invest at least 80% of its net assets, plus any borrowings for investment purposes, in investments that satisfy the Fund’s 80% investment policy.

Response. The Adviser confirms that an ETF will only be counted toward satisfying a Fund’s 80% investment policy if the ETF has a policy to invest at least 80% of its net assets, plus any borrowings for investment purposes, in investments that satisfy the Fund’s 80% investment policy, or the ETF otherwise invests at least 80% of its net assets, plus any borrowings for investment purposes, in investments that satisfy the Fund’s 80% investment policy.

Morgan, Lewis & Bockius llp

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

David Orlic, Esq.

December 13, 2018

2.	Comment. Please confirm that each Fund will adhere to the Staff’s position that derivatives must be valued at their market, as opposed to notional, value for purposes of an 80% investment policy.

Response. We are not aware of any written position by the Staff indicating that derivatives must be valued at their market, as opposed to notional, value for purposes of an 80% investment policy. The Trust respectfully declines to make the requested confirmation because each Fund intends to take into account exposures created by derivative instruments for purposes of its 80% investment policy in a manner consistent with Rule 35d-1 under the 1940 Act. For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of its 80% investment policy. On the other hand, if a derivative creates an investment exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount, the Fund reserves the right to use that amount for purposes of its 80% investment policy. The Trust respectfully submits that such treatment is consistent with the SEC’s statement in footnote 13 of the adopting release for Rule 35d-1 (Release No. IC-24828) that “[i]n appropriate circumstances” a fund could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”

3.	Comment. In each Fund’s principal investment strategies disclosure, please delete the fifth prong in the sentence regarding the criteria used by the Fund to determine that an investment is tied economically to a particular country.

Response. The Trust respectfully declines to make the requested change because it believes that the sentence is consistent with Rule 35d-1.

4.	Comment. Please confirm that each Fund expects to invest in debt securities as part of its principal investment strategies.

Response. The Adviser confirms that it currently expects investments in debt securities to be part of each Fund’s principal investment strategies.

5.	Comment. Please confirm that each Fund expects to invest in other investment companies as part of its principal investment strategies.

Response. The Adviser confirms that it currently expects investments in other investment companies to be part of each Fund’s principal investment strategies.

6.	Comment. Please confirm that neither the Mondrian U.S. Small Cap Equity Fund nor the Rothko Emerging Markets Equity Fund expects to invest in a particular industry as part of its principal investment strategies or, alternatively, add appropriate disclosure.

David Orlic, Esq.

December 13, 2018

Response. The Adviser confirms that it does not currently expect investments in a particular industry to be part of the principal investment strategies of either the Mondrian U.S. Small Cap Equity Fund or the Rothko Emerging Markets Equity Fund.

7.	Comment. Please confirm that each Fund does not expect to invest in derivatives other than forward contracts as part of its principal investment strategies or, alternatively, add appropriate disclosure.

Response. The Adviser confirms that it does not currently expect investments in derivatives other than forward contracts to be part of each Fund’s principal investment strategies.

8.	Comment. For each Fund, please supplementally identify the broad-based securities market index whose returns will be shown in the Fund’s “Average Annual Total Returns” table once the Fund has annual returns for at least one calendar year.

Response. The returns of the Russell 2000® Index and MSCI Emerging Markets Index are currently expected to be shown in the “Average Annual Total Returns” table of the Mondrian U.S. Small Cap Equity Fund and Rothko Emerging Markets Equity Fund, respectively, once the Fund has annual returns for at least one calendar year.  The returns of the MSCI ACWI Core Infrastructure Index or the S&P Global Infrastructure Index are currently expected to be shown in the “Average Annual Total Returns” table of the Mondrian Global Listed Infrastructure Fund once the Fund has annual returns for at least one calendar year.

9.	Comment. Please explain why it is reasonable for the Mondrian Global Listed Infrastructure Fund to consider an “emerging market country” to be any country except those in the MSCI World Index.

Response. The Adviser believes that it is reasonable for the Mondrian Global Listed Infrastructure Fund to consider an “emerging market country” to be any country except those in the MSCI World Index, which includes the countries classified as developed markets by MSCI, based on the Adviser’s review of the MSCI market classification framework.

10.	Comment. For each of the Mondrian Global Listed Infrastructure Fund and Rothko Emerging Markets Equity Fund, please confirm that the Fund does not currently expect to focus its investments in a particular country or geographic region as part of its principal investment strategies or, alternatively, add appropriate disclosure.

Response. The Adviser confirms that it does not currently expect either the Mondrian Global Listed Infrastructure Fund or Rothko Emerging Markets Equity Fund to focus its investments in a particular country or geographic region as part of its principal investment strategies.

11.	Comment. In the Mondrian Global Listed Infrastructure Fund’s principal investment strategies disclosure, please state that the Fund concentrates its investments in infrastructure companies.

David Orlic, Esq.

December 13, 2018

Response. The Trust respectfully declines to make the requested change because the disclosure states that under normal circumstances, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of infrastructure companies listed on a domestic or foreign exchange.

12.	Comment. Please confirm that the principal investment strategies and risks disclosure for each Fund provided in response to Item 4 of Form N-1A appropriately summarizes the principal investment strategies and risks disclosure for the Fund provided in response to Item 9 of Form N-1A.

Response. The Trust confirms that the principal investment strategies and risks disclosure for each Fund provided in response to Item 4 of Form N-1A appropriately summarizes the principal investment strategies and risks disclosure for the Fund provided in response to Item 9 of Form N-1A.

13.	Comment. In the “More Information about Risk” section of the Mondrian Global Listed Infrastructure Fund’s Prospectus, please add industry concentration risk disclosure.

Response. The requested change has been made.

14.	Comment. In the “More Information about Risk” section of each Prospectus, please delete “In fact, no matter how good of a job the Adviser does.”

Response. The requested changes have been made.

15.	Comment. With respect to the “Related Performance Data of the Adviser” sections:

a. Please remove the name of the Mondrian U.S. Small Cap Equity Fund from the heading of the section relating to the Fund.

Response. The Trust respectfully declines to make the requested change because it believes that including the name of the Fund in the heading clarifies that the section only relates to the Fund. However, in response to this comment, the name of the Fund has been moved into a parenthetical in the heading.

b. Please include the word “Prior” in each section heading.

Response. The Trust respectfully declines to make the requested changes because the Adviser currently manages the Other U.S. Small Cap Equity Accounts and the Other Emerging Markets All Cap Equity Account.

c. Please confirm that the Mondrian U.S. Small Cap Equity Fund and Rothko Emerging Markets Equity Fund have maintained the records that form the basis for or demonstrate the calculation of the performance of the Other U.S. Small Cap Equity Accounts and the Other Emerging Markets All Cap Equity Account, respectively, in accordance with Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

David Orlic, Esq.

December 13, 2018

Response. The Adviser confirms that it has maintained the records that form the basis for or demonstrate the calculation of the performance of the Other U.S. Small Cap Equity Accounts and the Other Emerging Markets All Cap Equity Account, in accordance with Rule 204-2(a)(16) under the Advisers Act.

d. Please specify that the Other U.S. Small Cap Equity Accounts and the Other Emerging Markets All Cap Equity Account are not subject to certain diversification requirements imposed by the 1940 Act.

Response. The requested changes have been made.

e. Please confirm that: (i) calculating the Other U.S. Small Cap Equity Accounts performance by deducting the estimated annualized net expenses of the Mondrian U.S. Small Cap Equity Fund results in performance figures that are no higher than those that would have resulted if the actual fees of the Other U.S. Small Cap Equity Accounts had been deducted; and (ii) calculating the Other Emerging Markets All Cap Equity Account performance by deducting the estimated annualized net expenses of the Rothko Emerging Markets Equity Fund results in performance figures that are no higher than those that would have resulted if the actual fees of the Other Emerging Markets All Cap Equity Account had been deducted.

Response. The Adviser confirms that: (i) calculating the Other U.S. Small Cap Equity Accounts performance by deducting the estimated annualized net expenses of the Mondrian U.S. Small Cap Equity Fund results in performance figures that are no higher than those that would have resulted if the actual fees of the Other U.S. Small Cap Equity Accounts had been deducted; and (ii) calculating the Other Emerging Markets All Cap Equity Account performance by deducting the estimated annualized net expenses of the Rothko Emerging Markets Equity Fund results in performance figures that are no higher than those that would have resulted if the actual fees of the Other Emerging Markets All Cap Equity Account had been deducted.

f. Please confirm that each of the Other U.S. Small Cap Equity Accounts and the Other Emerging Markets All Cap Equity Account are U.S. dollar-based accounts.

Response. The Adviser confirms that each of the Other U.S. Small Cap Equity Accounts and the Other Emerging Markets All Cap Equity Account are U.S. dollar-based accounts.

g. Please provide a plain English explanation of the “modified Dietz method.”

Response. The requested changes have been made.

h. Please provide a plain English explanation of the “Relative Performance” of the Other Emerging Markets All Cap Equity Account

Response. The requested change has been made.

David Orlic, Esq.

December 13, 2018

i. Please include 5 year return information in the “Average Annual Total Returns for Periods Ended December 31, 2017” table for the Other Emerging Markets All Cap Equity Account.

Response. No change has been made in response to this comment because the Account does not have returns for the full 5 year period ended December 31, 2017.

16.	Comment. In the “Redemptions In-Kind” section of each Prospectus, please consider disclosing whether in-kind redemptions will be pro-rata slices of a Fund’s portfolio, individual securities from a Fund’s portfolio, or representative baskets of securities from a Fund’s portfolio. See page 294 of the Investment Company Liquidity Risk Management Programs adopting release (Release No. IC-32315).

Response. The Trust believes that the existing disclosure in the section identifies for shareholders the possibility that they may receive an in-kind redemption and the risks that they may face in holding and disposing of such securities. The Trust believes that Form N-1A does not require detailed disclosure regarding the manner in which an in-kind distribution may be made. Further, such disclosure may not be beneficial to shareholders because whether a particular in-kind redemption will be facilitated by a Fund through a pro-rata slice of the Fund’s portfolio, individual securities from the Fund’s portfolio, or representative baskets of securities from the Fund’s portfolio is a determination made at the time of each redemption based on various facts and circumstances. Therefore, the Trust respectfully declines to add additional disclosure at this time.

17.	Comment. In the “Additional Information” section of each Prospectus, please replace “other than any rights conferred explicitly by federal or state securities laws that may not be waived” with “other than any rights conferred by federal or state securities laws.”

Response. The Trust respectfully declines to make the requested change because it believes that the disclosure is accurate.

Comments on the SAIs

18.	Comment. Please confirm that risk relating to Brexit is not a principal risk of any Fund or, alternatively, add appropriate disclosure to the relevant Prospectus.

Response. The Adviser confirms that risk relating to Brexit is not a principal risk of any Fund.

19.	Comment. Please explain how the following disclosure is consistent with SEC and Staff guidance regarding registered investment company use of senior securities:

Futures contracts, forward contracts and other applicable securities and instruments that settle physically, and written options on such contracts, will be treated as cash settled for asset segregation purposes when a Fund has entered into a contractual arrangement with a third party futures commission merchant or other counterparty to off-set the Fund’s exposure under the contract and, failing that, to assign its delivery obligation under the contract to the counterparty.

David Orlic, Esq.

December 13, 2018

Response. With respect to asset segregation for cash settled derivatives, the SEC has stated that “for certain derivatives that are required by their terms to be net cash settled, and thus do not involve physical settlement, funds often segregate an amount equal to the fund’s daily mark-to-market liability ... Funds initially applied this approach to specific types of transactions addressed through guidance by our staff: first interest rate swaps and later cash-settled futures and non-deliverable forwards ... We understand, however, that many funds now apply mark-to-market segregation to a wider range of cash-settled instruments. Our staff has observed that some funds appear to apply the mark-to-market approach to any derivative that is cash settled.” See Use of Derivatives by Registered Investment Companies and Business Development Companies, SEC Release IC-31933 (December 11, 2015). Furthermore, in Dreyfus Strategic Investing & Dreyfus Strategic Income (pub. avail. June 22, 1987), the Staff agreed not to recommend enforcement action to the SEC when funds engage in certain transactions that may involve the issuance of a senior security without limiting the transactions to the 300% asset coverage requirement of Section 18(f), provided that the funds “cover” (i.e. offset) the positions, as described in the no-action letter. The Trust believes that the disclosure is consistent with SEC and Staff guidance regarding registered investment company use of senior securities because the contractual arrangement described in the disclosure would offset a fund’s obligation to deliver or accept delivery of a security or instrument underlying a physically settled derivative, and limit the fund’s obligation pursuant to the derivative to the fund’s daily mark-to-market liability.

20.	Comment. Please add “highly liquid” after “short-term” in the first sentence of the third paragraph under the “Securities Lending” heading in the “Description of Permitted Investments” sections.

Response. The requested changes have been made.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin

Leon Salkin